UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


----------------------------------------------
In the matter of

CSW Energy, Inc.                                              REPORT FOR PERIOD
Dallas, Texas  75266-0789                                     July 1, 2000 to
                                                              September 30, 2000

File No.  070-08205                                          PURSUANT TO RULE 24


         This  report  is filed  under  Rule 24 of the  Public  Utility  Holding
Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26416, CSW and CSW Energy are authorized to issue letters of credit, bid bonds or guarantees in connection with the development of qualifying cogeneration facilities, qualifying small power production facilities and independent power facilities, including exempt wholesale generators. Attached is the information required pursuant to HCAR 35-26416.

(1) A schedule of all guarantees, letters of credit, bid bonds, and other support arrangements issued by or for the account of CSW or CSW Energy in connection with certain independent power projects as defined in Order 70-8205, and any fees and interest payable related to such guarantees, letters of credit, bid bonds and other support arrangements. See Exhibit A.





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                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 8th day of November, 2000.

                                                              CSW Energy, Inc.


                                                              /s/   A. A. Pena
                                                              -----------------
                                                                   A.A. Pena
                                                                   Treasurer

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                                    Exhibit A


                                CSW ENERGY, INC.
                        LETTERS OF CREDIT AND GUARANTEES
                            Pursuant to Order 70-8205

                              at September 30, 2000



                            FEES  FEES    REFERENCE
   PROJECT   *   AMOUNT      PD  PAYABLE   NUMBER  MATURITY  BENEFICIARY  OBLIGOR  PURPOSE     AUTHORITY
             --
   Frontera  G  $10,000,000  N/A  N/A      N/A          October    Tenaska Power CSWE    Power Sales      70-8205
                                                        2000       Services           Agreement Support

   Frontera  G  $1,000,000   N/A  N/A      N/A          Until      MGI Supply    CSWE  Gas Supply Support 70-8205
                                                        Terminated   Ltd.

   Frontera  G  $1,000,000   N/A  N/A      N/A          Until      Entergy Power CSWE    Power Sales      70-8205
                                                        Terminated Marketing Corp      Agreement Support

   Frontera  G  $4,000,000   N/A  N/A      N/A          December   Southern      CSWE    Power Sales      70-8205
                                                        2001       Company Energy      Agreement Support

   Frontera  G  $2,000,000   N/A  N/A      N/A          December   El Paso       CSWE  Gas Supply Support 70-8205
                                                        2000       Energy, et al

   Trent     LC $2,575,000   N/A  0.28%    SBLC0023/00  May 2002   TXU Electric  CSWE  Construction       70-8205
    Wind Farm                                                        Company             Performance


   *  G   - Guarantee
      LC - Letter of Credit

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